April 18, 2017

VIA EDGAR

Keith Gregory

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund & Variable Insurance Trust, File Nos. 033-11905, 811-05010

Dear Mr. Gregory:

On April 4, 2017, Mutual Fund and Variable Insurance Trust (the "Registrant"), on behalf of its series, the Rational Dynamic Momentum VA Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on April 10, 2017, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A redlined draft of the amended prospectus and SAI are also included.

General:

Comment 1. Please fill in any blank or bracketed information in the Registration Statement and update any information where appropriate.

Response. The Registrant confirms that all blank or bracketed information has been filled in or finalized and all information provided is up to date.

Comment 2. Please note that, as applicable, any comments made with respect to the Registration Statement should be made to the registration statement of the Fund’s retail clone at the next opportunity.

Response. The Registrant so notes.

Comment 3. Please note that the Registration Statement was given selective review based on Fund counsel’s representations in the transmittal letter that accompanied the Registration Statement.

Response. The Registrant so notes.

Prospectus:

Fund Summary

Comment 4. In “Derivatives Risk”, the disclosure notes that the Fund and the Subsidiary are registered as commodity pools and the adviser is registered as a commodity pool operator. Please confirm supplementally that the Fund also meets the definition of an investment company under Section 3 of the 1940 Act.

Response. The Registrant so confirms.

Comment 5. There are no acquired fund fees and expenses noted in the fee table although investments in money market funds and other investment companies is noted as a principal strategy. Please confirm that acquired fund fees and expenses are estimated to be less than 1 basis point in the first year.

Response. The sub-adviser has confirmed to the Registrant that acquired fund fees and expenses are expected to be more than a basis point, so it has been added to the fee table.

Comment 6. Please conform the disclosure in footnote 2 to the fee table to that of footnote 4 to the fee table in the October 20, 2016 prospectus for the retail clone. Please also make conforming changes on page 30 of the prospectus in the section “Management of the Funds – Fees Paid to the Advisor” and page 35 of the SAI in the section “Who Manages And Provides Services To The Fund? – Investment Advisor”.

Response. The Registrant has replaced the footnote (and conformed the other disclosure) as requested with the following:

The Fund’s investment advisor, Rational Advisors, Inc. (the “Advisor”) has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 2.49% and 1.99% of the Class A Shares and Institutional Shares daily net assets, respectively, through April 30, 2018. This arrangement may only be terminated prior to this date with the agreement of the Fund’s Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses waived and/or reimbursed under this agreement for a period of three years after such waiver or reimbursement occurred. Any recapture is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

Comment 7. In the second sentence in “Portfolio Turnover”, please delete the second part of the sentence with respect to higher taxes as it is not applicable to the accounts through which the Fund is offered.

Response. The Registrant has revised the disclosure as follows:

A higher portfolio turnover rate may indicate higher transaction costs ~~and may result in higher taxes when Fund shares are held in a taxable account~~.

Comment 8. In “Principal Investment Strategies,” please revise the first sentence of the third paragraph to replace “company” with “of companies”.

Response. The Registrant has revised the disclosure as requested:

The Fund may also invest in equity securities (including common and preferred stock) of companies ~~company~~ traded on a U.S. exchange, including American Depositary Receipts (“ADRs”), as well as exchange traded funds and exchange traded notes.

Comment 9. Please consider adding the expanded options risk disclosure to the retail clone’s summary.

Response. The Registrant will add the expanded options risk disclosure to the retail clone’s summary.

Comment 10. In “Principal Risks of Investing in the Fund – Fixed Income Risk”, consider using the risk disclosure in the retail clone’s summary and the Fund’s item 9 disclosure as it includes prepayment and extension risk.

Response. The Registrant has made the revision requested:

Fixed Income Risk.    The value of the Fund’s investments in fixed income securities may decline when prevailing interest rates rise or increase when interest rates fall. The longer a security’s maturity or duration, the greater its value will change in response to changes in interest rates. The interest earned on the Fund’s investments in fixed income securities may decline when prevailing interest rates fall. Prepayment risk is the risk that principal on a debt obligation may be repaid earlier than anticipated. Extension risk is the risk that an issuer will exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected. Both prepayment and extension risks may impact the Fund's profits and/or require it to pay higher yields than were expected.

Comment 11. In “Principal Risks of Investing in the Fund - Foreign Investment/Currency Risk”, please add ADRs to the title of the risk and consider adding in risk disclosure specific to ADRs as is included in the item 9 disclosure.

Response. The Registrant has revised the disclosure as follows:

Foreign Investment/ADR/Currency Risk. …To the extent the Fund invests in depositary receipts or participation certificates in order to obtain exposure to a security or pool of securities issued by a foreign issuer, it is subject to the risks associated with an investment in the underlying security or pool of securities. Investments in depositary receipts that are traded over the counter and participation certificates may subject the Fund to liquidity risk, which is the risk that an investment may become less liquid or illiquid in response to market developments or adverse investor perceptions. Illiquid investments may be more difficult to value. Participation certificates also may expose the Fund to counterparty risk, which is the risk that the bank or broker-dealer that issues the certificates will not fulfill its contractual obligations to timely pay the Fund the amount owned under the certificates…

Comment 12. In “Principal Risks of Investing in the Fund – Government Security Risk”, please include disclosure for interest rate risk.

Response. The Registrant has added the following disclosure:

Government Security Risk: U.S. Treasury obligations are backed by the “full faith and credit” of the U.S. government and generally have negligible credit risk. Such securities have interest rate risk, however, which is the risk that government security prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Securities with longer maturities tend to be more sensitive to interest rates than securities with shorter maturities.

Comment 13. In “Principal Risks of Investing in the Fund – Management Risk”, please add the disclosure from the retail clone regarding the risk of the investment models.

Response. The Registrant has revised the disclosure as requested.

Additional Information About The Fund’s Principal Investment Strategies And Related Risks

Comment 14. With respect to the second paragraph in “Subsidiary”, we understand that the IRS has recently issued proposed regulations on investment companies investing in commodities through foreign subsidiaries. Please review the disclosure and the associated tax risk for accuracy and revise as appropriate. Please make conforming changes throughout where appropriate. In addition, please supplementally confirm whether you will be in compliance with Section 851(b)(2) of the Code with respect to the Fund’s subpart F income.

Response. The Registrant confirms that the Fund will be in compliance with Section 851(b)(2) of the Code with respect to the Fund’s subpart F income. The Registrant has revised the disclosure as requested.

Comment 15. In the introduction to the item 9 risks, please correct the references to multiple funds to be singular.

Response. The Registrant has revised the disclosure as requested.

Comment 16. In “Manager-of-Managers Order”, please disclose whether the exemptive relief includes aggregate fee relief.

Response. The exemptive relief does not include aggregate fee relief, so the Registrant does not believe any revisions to the existing disclosure are necessary.

Management of the Funds

Comment 17. In “Fees Paid to the Advisor,” please explain supplementally why June 30, 2017 would be the semi-annual report and why a discussion regarding the basis of the Board of Trustees' approval of the management agreement would be in that report.

Response. The Fund’s fiscal year end is December 31 and will launch before June 30, 2017, so it will have a shareholder report for the stump period between launch and June 30, 2017. The discussion regarding the basis of the Board of Trustees' approval of the management agreement is typically included in the first shareholder report after launch.

SAI:

Comment 18. In “How is the Fund Organized?”, please revise the disclosure to state the Fund’s former name and the date on which it was changed.

Response. The Registrant has not revised the disclosure because the Fund has not yet commenced operations and has no shareholders to notify of any change.

Comment 19. In the second sentence of the second paragraph in “Leverage Risk”, it indicates that, with respect to swaps, futures contracts, options, forward contracts and other derivative instruments that do not cash settle, the Fund must identify on its books liquid assets equal to the full notional amount of the instrument while the positions are open, to the extent there is not an offsetting position. Please note that the SEC staff positions do not permit offsetting for all derivative transactions, including, credit default swaps where the Fund is the seller. Offsetting positions are only permitted for transactions as stated in Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987) or other no-action relief. The Fund is on its own with respect to the use of offsetting positions for derivatives not covered in any staff no-action position.

Response. The Registrant notes your comment.

Comment 20. In “1940 Act Restrictions”, please enhance the disclosure to explain the 1940 Act limitations with more detail.

Response. The Registrant believes the existing disclosure sufficiently describes the 1940 Act limitations for the fundamental policies that reference the 1940 Act. The Registrant also believes that, with respect to limitation #2 in particular, the exceptions permitted by the 1940 Act are too numerous and specific to facts and circumstances to adequately describe all exceptions permitted to each policy, so it would be misleading to include that information in the SAI.

Comment 21. On page 35, the information regarding how the portfolio managers are compensated refers to receiving “distributions based on the profits of the sub-advisor” and to “a share of the profits” of the sub-advisor. Please reconcile these statements.

Response. The Registrant has deleted the following sentences:

Mr. Parker is the portfolio manager responsible for the day-to-day management of the Fund. Mr. Parker’s receives distributions based on the profits of the Sub-Advisor.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins